UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-30913

                                              333-67677

Greater Bay Bancorp 401(k) Plan

(Exact name of registrant as specified in its charter)

Sixth & Marquette

Minneapolis, MN 55479

1-877-479-3557

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in above-referenced Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wells Fargo & Company 401(k) Plan, as successor to the Greater Bay Bancorp 401(k) Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WELLS FARGO & COMPANY 401(K) PLAN

DATE: June 9, 2008	BY:	/s/ Julie M. White
Julie M. White Group Executive Vice President (Human Resources)

*Effective as of January 1, 2008, the Greater Bay Bancorp 401(k) Plan (the “Plan”) was merged into the Wells Fargo & Company 401(k) Plan. As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.